Mail Stop 4561

April 30, 2009

Mr. Gary R. Schminkey
Executive Vice President and Chief Financial Officer
Columbia Banking System, Inc.
1301 "A" Street
Tacoma, Washington 98402

      Re: **Columbia Banking System, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              File No. 000-20288

Dear Mr. Schminkey:

We have reviewed the above referenced filing and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 31, 2008

Selected Financial Data, page 22

1.   We note you use tangible book value per common share and tangible common equity (and related ratios) within your GAAP performance measures. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or

banking regulatory requirements. To the extent you plan to provide these non-GAAP measures (or related ratios) in the future, the staff notes the following:

- to the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements;
- to the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and
- to the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Valuation and Recoverability of Goodwill, page 27

2. We note your disclosure here and on page 67 in the notes to the consolidated financial statements concerning goodwill impairment testing performed during the periods presented. Please tell us, and consider disclosing in future filings, the following:

- provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
- discuss each of the valuation methodologies used to determine fair value (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected those methods as being the most meaningful for the Company in preparing the goodwill impairment analysis;
- discuss how you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
- provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- discuss how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

3.   Please address the following concerning your interim goodwill impairment testing performed during the fourth quarter of 2008:

  • provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
  • tell us the results of your second step of impairment testing performed at November 30, 2008, including a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;
  • in your second step testing, tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained;
  • tell us whether management performed any "reasonableness" test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing; and
  • tell us if you performed any follow-up procedures subsequent to November 30, 2008 to conclude on potential goodwill impairment at December 31, 2008.

Financial Condition

Loan Portfolio, page 38

4.   We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to real estate construction loans. Please tell us, and revise your disclosure in future filings, to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your specific allowance for loan losses for these impaired loans in all the periods presented. Please consider discussing the following:

  • the relationship between your non-performing and impaired loans and the allowance for loan losses;
  • how you measure impairment on impaired loans and link this information to the increase to your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized; and
  • disclose delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Item 8. Financial Statement and Supplementary Data

Notes to the Consolidated Financial Statements

Note 22. Business Segment Information, page 81

5.   Considering the principal activities conducted by your commercial and retail banking segments include commercial, real estate, and consumer lending, tell us why you present your provision for loan and lease losses in your "Other" category. If your chief operating decision maker (CODM) is relying on financial information that includes the impact of the provision for each segment (e.g. net interest income after the provision) to make decisions about resources to be allocated, it would be more meaningful to an investor to present the provision in each respective segment. Please advise, or revise as necessary. It may be helpful to provide us with a copy of the CODM package.

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        Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your response to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3872 if you any questions.

          Sincerely,

          Hugh West
          Branch Chief